HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                                 March 31, 2004

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED March 31, 2004



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------



ITEM 1.   FINANCIAL STATEMENTS

          Audited Condensed Consolidated Balance Sheet as of December 31, 2003 and Unaudited Condensed Consolidated Balance Sheet as of March 31, 2004

          Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2003 and 2004

          Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2003 and 2004

          Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2004

          Notes to the Unaudited Consolidated Financial Statements



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

           o   our ability to implement our business strategy;
           o   our liquidity and capital expenditures;
           o   our ability to obtain financing;
           o our ability to realize the cost savings we expect to achieve from our cost reduction program;
           o   competitive pressures and trends in the sporting goods industry;
           o   our ability to compete, including internationally;
           o   our ability to introduce new and innovative products;
           o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
           o   legal proceedings and regulatory matters;
           o   our ability to fund our future capital needs, and
           o   general economic conditions.

         Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION


         We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On March 31, 2004, the rate was euro 0.818063 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended March 31, 2003, December 31, 2003 and March 31,2004.

                      March 31,      December 31,     March 31,
1 U.S. dollar =         2003            2003            2004
---------------------------------------------------------------

Euro                  0.917852        0.791766        0.818063

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                    December 31,   March 31,
                                                                        2003         2004
                                                                    ------------  -----------
                                                                                  (unaudited)
                                                                         (in thousands)
ASSETS
Cash and cash equivalents ........................................    $ 41,312    $115,594
Restricted cash ..................................................       2,842       2,750
Accounts receivable, net of allowance for doubtful accounts of
   $15,822 and $16,022, respectively .............................     195,998     131,202
Inventories, net .................................................      78,644      94,114
Assets held for sale (see Note 11) ...............................       2,556       5,873
Prepaid expenses and other current assets ........................      17,764      22,490
                                                                      --------    --------
   Total current assets ..........................................     339,116     372,024
Marketable securities ............................................       2,826       2,735
Property, plant and equipment, net ...............................      76,694      69,927
Intangible assets, net ...........................................      20,236      20,236
Deferred income taxes ............................................      92,060      89,101
Other non-current assets .........................................       6,653       9,387
                                                                      --------    --------
   Total assets ..................................................    $537,586    $563,411
                                                                      ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable .................................................    $ 39,468    $ 34,979
Accrued expenses and other current liabilities ...................      51,892      46,928
Short-term borrowings ............................................      37,490      44,767
Current portion of long-term borrowings ..........................       3,392       2,887
                                                                      --------    --------
   Total current liabilities .....................................     132,241     129,561
Long-term borrowings .............................................     143,951     193,189
Other long-term liabilities ......................................      19,669      19,067
                                                                      --------    --------
   Total liabilities .............................................     295,861     341,816
Minority interest ................................................           9           9
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
   0.20 EUR par value; 39,820,677 shares issued...................     139,490     139,678
Retained earnings ................................................      53,084      38,690
Accumulated other comprehensive income ...........................      49,142      43,219
                                                                      --------    --------
   Total stockholders' equity ....................................     241,716     221,586
                                                                      --------    --------
   Total liabilities and stockholders' equity ....................    $537,586    $563,411
                                                                      ========    ========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        For the Three Months
                                                                           Ended March 31,
                                                                     --------------------------
                                                                         2003          2004
                                                                     ------------  ------------
                                                                     (unaudited)   (unaudited)

                                                               (in thousands, except per share data)
REVENUES:
Product revenues ..................................................    $ 71,319     $ 91,508
Licencing revenues ................................................       2,281        2,891
                                                                       --------     --------
Total revenues ....................................................      73,600       94,399
Cost of sales .....................................................      46,848       57,851
                                                                       --------     --------
Gross profit ......................................................      26,752       36,548
Selling and marketing expense .....................................      26,287       30,080
General and administrative expense (excluding non-cash
   compensation expense) ..........................................       8,659       10,705
Non-cash compensation expense .....................................         164          139
Restructuring costs (see Note 11) .................................         530          272
                                                                       --------     --------
Operating loss ....................................................      (8,888)      (4,648)
Interest expense ..................................................      (3,382)     (12,871)
Interest income ...................................................         263          403
Foreign exchange gain (loss) ......................................          (3)          79
Other income (expense), net .......................................          27           (6)
                                                                       --------     --------
Loss from operations before income taxes ..........................     (11,983)     (17,042)
Income tax benefit (expense):
   Current ........................................................        (397)        (661)
   Deferred .......................................................       2,526        3,310
                                                                       --------     --------
Income tax benefit ................................................       2,129        2,648
                                                                       --------     --------
Net loss ..........................................................    $ (9,854)    $(14,394)
                                                                       ========     ========
Earnings per share, basic
   Net loss .......................................................       (0.27)       (0.40)
Weighted average shares outstanding
   Basic ..........................................................      36,533       36,159
   Diluted ........................................................      36,533       36,159


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                For the Three Months
                                                                                   Ended March 31,
                                                                             --------------------------
                                                                                 2003           2004
                                                                             -----------    -----------
                                                                             (unaudited)    (unaudited)
                                                                                    (in thousands)
Net loss.....................................................................$   (9,854)    $  (14,394)
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $149
           and $222, respectively) ...........................................      439            430
           Less: reclassification adjustment for derivative gains
                  recorded in net loss (net of tax of $19
           and $53, respectively) ............................................      (56)          (103)
           Foreign currency translation adjustment ...........................    5,411         (6,249)
                                                                             ----------     ----------
     Total comprehensive income..............................................$   (4,061)    $  (20,316)
                                                                             ==========     ==========


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        For the Three Months Ended
                                                                                 March 31,
                                                                        ---------------------------
                                                                            2003           2004
                                                                        ------------   ------------
                                                                        (unaudited)    (unaudited)
                                                                              (in thousands)
OPERATING ACTIVITIES:
   Net loss ........................................................    $  (9,854)     $ (14,394)
   Adjustments to reconcile net loss
       to net cash provided by operating activities:
       Depreciation and amortization ...............................        4,622          5,034
       Amortization of debt issuance cost (see Note 9) .............          305          3,248
       Provision for leaving indemnity and pension benefits ........          (25)           (13)
       (Gain) loss on sale of property, plant and equipment ........           (3)            76
       Non-cash compensation expense ...............................          164            139
       Deferred tax (income) .......................................       (2,526)        (3,310)
   Changes in operating assets and liabilities:
       Accounts receivable .........................................       42,882         60,522
       Inventories .................................................      (18,262)       (17,992)
       Prepaid expense and other assets ............................       (2,029)        (2,269)
       Restructuring costs (see Note 11) ...........................         --           (4,643)
       Accounts payable, accrued expenses and other liabilities ....        4,438         (2,713)
                                                                        ---------      ---------
   Net cash provided by operating activities .......................       19,713         23,685
                                                                        ---------      ---------
INVESTING ACTIVITIES:
       Purchase of property, plant and equipment ...................       (2,116)        (3,944)
       Proceeds from sale of property, plant and equipment .........          152             86
       Sale (purchase) of marketable securities ....................          272            323
                                                                        ---------      ---------
   Net cash used for investing activities ..........................       (1,694)        (3,536)
                                                                        ---------      ---------
FINANCING ACTIVITIES:
       Change in short-term borrowings, net ........................         (891)       (23,667)
       Proceeds from long-term debt ................................          275        168,530
       Payments on long-term debt ..................................         (451)       (89,644)
       Purchase of treasury stock ..................................          (82)             1
       Proceeds from exercised options .............................         --               48
                                                                        ---------      ---------
   Net cash provided by (used for) financing activities ............       (1,148)        55,267
                                                                        ---------      ---------
   Effect of exchange rate changes on cash and cash equivalents ....        1,267         (1,134)
   Net increase in cash and cash equivalents .......................       18,137         74,282
   Cash and cash equivalents at beginning of period ................       37,598         41,312
                                                                        ---------      ---------
   Cash and cash equivalents at end of period ......................    $  55,735      $ 115,594
                                                                        =========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest ..........................................    $   5,017      $   6,650
   Cash paid for income taxes ......................................    $     233      $     206


   The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America. In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2003 has been derived from the audited financial statements as of that date, but does not include all disclosures required by generally accepted accounting principles. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 13, 2004 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month period ended March 31, 2004 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 36,533 thousand and 36,159 thousand for March 31, 2003 and March 31, 2004, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:
                                                         For the Three Months
                                                            Ended March 31
                                                       ------------------------
                                                          2003           2004
                                                       ----------     ---------
                                                       (unaudited)   (unaudited)
                                                             (in thousands)
Incremental effect of stock options...................   1,272          1,295

Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


In December 2003, the FASB revised FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and codified certain FASB Staff Positions
(FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN
46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on our financial position or result of operations.


Note 3 - Inventories

Inventories consist of the following (in thousands):

                                                   December 31,       March 31,
                                                      2003              2004
                                                   ------------      -----------
                                                                     (unaudited)

Raw materials and supplies ...............          $ 21,545          $ 24,874
Work in process ..........................             9,388            11,970
Finished goods ...........................            63,865            71,492
Provisions ...............................           (16,154)          (14,221)
                                                    --------          --------
     Total inventories, net ..............          $ 78,644          $ 94,114
                                                    ========          ========


Note 4 - Financial Instruments

SFAS 133 requires that the Company records all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain, net of tax from AOCI to earnings of $0.1 million and $0.1 million for the three months ended March 31, 2003 and 2004, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.4 million, net of tax, for the three months ended March 31, 2003 and 2004, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.


Note 5 - Shareholders' Equity

As of the three months ended March 31, 2004, option holders exercised 151,670 options under our stock option Plan 1998 at an average price of $0.32 per share.

Due to the current economic environment the Company does not consider it prudent to pay a dividend.


Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $394.5 million and $383.3 million as of December 31, 2003 and March 31, 2004, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $65.5 million as of December 31, 2003). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three months ended March 31, 2004, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.


Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $3.0 million and $4.0 million for the three months ended March 31, 2003 and 2004, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.


Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries (in thousands).

                                                         For the Three Months
                                                            Ended March 31
                                                     --------------------------
                                                         2003           2004
                                                     ----------     -----------
                                                     (unaudited)    (unaudited)
                                                            (in thousands)
Revenues from External Customers:
Austria..............................................$   12,377     $    37,695
Italy................................................    10,203          13,921
Germany..............................................     8,893              --
France...............................................     4,202           5,998
United Kingdom/Ireland...............................     5,419           4,714
Japan................................................       152             195
Other (Europe).......................................     6,307           4,363

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

North America........................................    26,048          27,514
                                                     ----------     -----------
    Total revenues...................................$   73,600     $    94,399
                                                     ==========     ===========



                                                     December 31,     March 31,
                                                        2003            2004
                                                     ----------     -----------
                                                                    (unaudited)
                                                            (in thousands)
Long lived assets:
Austria..............................................$   24,242     $    23,183
Italy................................................    22,953          19,007
Germany..............................................       841             757
France...............................................       218             168
United Kingdom/Ireland...............................     3,992           3,027
Japan................................................     1,625           1,665
Other (Europe).......................................    12,360          12,206
North America........................................    30,699          30,151
                                                     ----------     -----------
    Total long lived assets..........................$   96,930     $    90,163
                                                     ==========     ===========

As of January 2004, we have started to centralize our European distribution organizations for Winter Sports and Racquet Sports products so that Head International GmbH, Austria operates as distributor and invoices directly to our customers in Austria, Germany Switzerland and Italy.


Note 9 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. An application has been made to list the notes on the Luxembourg Stock Exchange.

With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million ($87.6 million) of which (euro)3.5 million ($4.4 million) represents the redemption premium. As of March 31, 2004, we expensed the remaining capitalized debt issuance cost relating to the 10.75% senior notes of $3.2 million to expense. In addition, the Company used a portion of the remaining proceeds to repay $23.7 million of other outstanding debt. As of December 31, 2003,
(euro)25.1 million ($31.8 million) short-term loans have been reclassified to long-term debt due to the Company's intention to refinance them by senior notes. The remainder of the proceeds will be used for working capital and general corporate purposes.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of March 31, 2004, accruals for warranties consist of the following (in thousands):

                                                     2003
                                                  ----------
Balance at the beginning of the period            $    3,103
Current year provision                                   893
Settlements made during the period                      (570)
Translation adjustment                                  (113)
                                                  ----------
Balance at the end of the period                  $    3,314
                                                  ==========


Note 11 - Restructuring Costs

In the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia. An accrual of $4.6 million was used to pay termination benefits and excess rent. We expect to largely complete the program during 2004, with the benefits also beginning to impact the P&L from 2004. We do not expect the full annual cost savings as a result of the program to be realized until 2005/2006.

As of March 31, 2004, restructuring costs and accruals for restructuring costs consist of the following (in thousands):

                                             Employee    Excess rent   Other related      Total
                                           termination                 restructuring   impairment,
                                             benefits                     program     restructuring
                                                                           costs       charges and
                                                                                      other related
                                                                                      restructuring
                                                                                         program
                                           -----------   -----------   -------------  -------------

US facility consolidation ..............  $      --     $      --     $      --      $      --
Ireland facility closure ...............         --            --            97             97
Estonia closure ........................         --            --           175            175
                                          ---------     ---------     ---------      ---------
                                                 --            --           272            272
Identified restructuring and
future related program costs ...........         --            --         2,103          2,103
                                          ---------     ---------     ---------      ---------
     Total restructuring costs .........  $       0     $       0     $   2,374      $   2,374
                                          =========     =========     =========      =========

Accrual for restructuring costs
Balance at the beginning of the period..  $   4,420     $     380     $      --      $   4,800
paid/incurred ..........................     (4,502)         (141)           --         (4,643)
Translation adjustment .................         82            --            --             82
                                          ---------     ---------     ---------      ---------
Balance at the end of the period .......  $       0     $     239     $      --      $     239
                                          =========     =========     =========      =========

We have the intention to sell our property in Mullingar, Ireland and Tallinn, Estonia as well as a warehouse in Italy and have therefore reclassified $2.6 million and $5.9 million, as of December 31, 2003 and March 31, 2004, respectively of fixed assets to current assets.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Subsequent Event

In May 2004, a reduction of the Austrian income tax rate from 34% to 25% was resolved which will lead to a reduction of deferred tax assets on tax losses carried forward and increased income tax expense in 2004.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first three months of any calendar year, we typically generate some 20 to 30% of our Racquet Sports and Diving product revenues, but less than 10% of our Winter Sports revenue. Thus, we typically generate only some 15 to 20% of our total year gross profit in the first three months of the year, but we incur some 25% of fixed general and administration and marketing expenses in this period.

The 2003/2004 winter season had a good start in Europe and in North America with good snow-conditions in all major areas. Japan was still slow, suffering from the continuing difficult economic environment and a very late arrival of the snow. Later in the season North America and part of Europe had substantial "bad" weather (not conducive to good snow conditions) which slowed down sales volumes.

The worldwide market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. However, the introduction of the Head Liquidmetal racquets in August 2003 resulted in some reversal of this trend starting in the third quarter of 2003, primarily in the United States and Japan. The market for tennis balls is generally perceived to have declined. We believe that the market in tennis bottomed out in 2003 and we have witnessed rather encouraging developments during the 1st Quarter of 2004. In the United States sales volumes of both tennis racquets and tennis balls increased while sales volumes in Japan were stable, in each case compared to sales volume in the fourth quarter of 2003. Based on current indications, for the full year we expect global sales volumes of racquets and balls to show a slight increase over 2003.

The overall market for diving equipment also generally is perceived to have declined primarily due to fewer people traveling worldwide to dive centers and resorts and making corresponding purchases of equipment. Industry observers expect the diving market to recover when customers feel that the threat of terrorism is sufficiently contained. We are successfully introducing diving products in new geographical areas such as Eastern Europe and Southeast Asia and focusing on reducing the number of offered products in order to have a simpler and more efficient line that continues to fulfill divers' needs.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                           For the Three Months
                                                              Ended March 31,
                                                           --------------------
                                                             2003        2004
                                                           --------    --------
                                                               (in thousands)
REVENUES
Total revenues.............................................$ 73,600   $  94,399
Cost of sales .............................................  46,848      57,851
                                                           --------   ---------
   Gross profit ...........................................  26,752      36,548
                                                           ========   =========
   Gross margin ...........................................    36.3%       38.7%
Selling and marketing expense .............................  26,287      30,080
General and administrative expense (excl. non-cash
   compensation expense and restructuring costs) ..........   8,659      10,705
Non-cash compensation expense .............................     164         139
Restructuring costs .......................................     530         272
                                                           --------   ---------
   Operating loss .........................................  (8,888)     (4,648)
                                                           ========   =========
Interest expense ..........................................  (3,382)    (12,871)
Interest income ...........................................     263         403
Foreign exchange gain (loss) ..............................      (3)         79
Other income (expense), net ...............................      27          (6)
                                                           --------   ---------
   Loss from operations before income taxes ............... (11,983)    (17,043)
Income tax benefit ........................................   2,129       2,648
                                                           --------   ---------
   Net loss................................................$ (9,854)  $ (14,394)
                                                           ========   =========


Three Months Ended March 31, 2004 and 2003

Total Revenues. For the three months ended March 31, 2004 total revenues increased by $20.8 million, or 28.3%, to $94.4 million from $73.6 million in the comparable 2003 period. This increase was due to higher sales across all product lines and the strengthening of the euro against the U.S. dollar.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


                                            For the Three Months Ended March 31,
                                                  2003                2004
                                            ----------------    ----------------
                                                       (in thousands)
Product category:
Winter Sports...............................  $    16,451         $    22,082
Racquet Sports..............................       42,424              49,512
Diving......................................       12,444              19,914
Licensing...................................        2,281               2,891
                                              -----------         -----------
     Total Revenues.........................  $    73,600         $    94,399
                                              ===========         ===========

Winter Sports revenues for the three months ended March 31, 2004 increased by $5.6 million, or 34.2%, to $22.1 million from $16.5 million in the comparable 2003 period. This increase was due to higher sales volumes of bindings and snowboard products, increased average sales prices resulting from improved product mix and the strengthening of the euro against the U.S. dollar.

Racquet Sports revenues for the three months ended March 31, 2004 increased by $7.1 million, or 16.7%, to $49.5 million from $42.4 million in the comparable 2003 period. This mainly results from improved sales prices in tennis racquets, higher sales volumes in balls and the strengthening of the euro against the U.S. dollar.

Diving revenues for the three months ended March 31, 2004 increased by $7.5 million, or 60.0%, to $19.9 million from $12.4 million in the comparable 2003 period, mainly due to increased sales volumes resulting from earlier shipment of products compared to last year as a result of better product availability and delivery efficiency and the strengthening of the euro against the U.S. dollar. The effect of the earlier shipments will reverse in the second quarter of 2004.

Licensing revenues for the three months ended March 31, 2004 increased by $0.6 million, or 26.8%, to $2.9 million from $2.3 million in the comparable 2003 period due to new licensing agreements as well as timing impacts, partially offset by run-offs of licensing agreements, and the strengthening of the euro against the U.S. dollar.

Gross Profit. For the three months ended March 31, 2004 gross profit increased by $9.8 million to $36.5 million from $26.8 million in the comparable 2003 period due to revenue and margin increase. Gross margin increased to 38.7% in 2004 from 36.3% in the comparable 2003 period due to improved operating performance and product mix sales.

Selling and Marketing Expenses. For the three months ended March 31, 2004, selling and marketing expenses increased by $3.8 million, or 14.4%, to $30.1 million from $26.3 million in the comparable 2003 period. This increase was due to higher revenues as well as the strength of the euro against the dollar.

General and Administrative Expenses. For the three months ended March 31, 2004, general and administrative expenses increased by $2.0 million, or 23.6%, to $10.7 million from $8.7 million in the comparable 2003 period. This increase was mainly due to the strength of the euro against the dollar.

                                    HEAD N.V.
                       ITEM 2: MANAGEMENT'S DICUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


For the three months ended March 31, 2004 and 2003, respectively, we also recorded $0.1 million and $0.2 million of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, in the three months ended March 31, 2004 we recorded restructuring costs of $0.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallin, Estonia. In comparison, in the three months ended March 31, 2003 we incurred restructuring costs of $0.5 million consisting of severance payments, stay bonuses and excess rent due to the movement of our US winter sports organization to our US headquarters (see Note 11).

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2004 decreased by $4.2 million to $4.6 million from $8.9 million in the comparable 2003 period.

Interest Expense. For the three months ended March 31, 2004, interest expense increased by $9.5 million, or 280.6%, to $12.9 million from $3.4 million in the comparable 2003 period. This increase was mainly due to the following: Write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10,75% senior notes; and the higher interest expenses due to higher debt of the group. In addition, this increase was also influenced by the strength of the euro against the U.S. dollar.

Interest Income. For the three months ended March 31, 2004, interest income increased by $0.1 million, or 53.2%, to $0.4 million from $0.3 million in the comparable 2003 period. This increase was due to higher cash on hand.

Foreign Currency Gain (Loss). For the three months ended March 31, 2004, we had a foreign currency gain of $0.1 million compared to a nominal loss in the comparable 2003 period.

Other Income, net. For the three months ended March 31, 2004, other income, net remained insubstantial as in the comparable 2003 period.

Income Tax Benefit. For the three months ended March 31, 2004, income tax benefit was $2.6 million, an increase of $0.5 million compared to income tax benefit of $2.1 million in the comparable 2003 period. This increase relates to a higher loss before income taxes.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2004, we had a net loss of $14.4 million, compared to a net loss of $9.9 million in the comparable 2003 period.


Liquidity and Capital Resources:

For the three months ended March 31, 2004, cash generated from operating activities increased by $3.7 million, or 18.8%, to $23.4 million from $19.7 million in the comparable 2003 period. This was mainly due to a greater reduction of working capital which was partially offset by payments in connection with our restructuring programs. The cash flows from operating activities were used to purchase property, plant and equipment of $3.9 million. We increased our cash position by the net proceeds from our newly issued 8.5% senior notes due 2014. We also used part of the proceeds to pay back the outstanding principal and interest, and a redemption premium, on our former 10.75% senior notes due 2006, certain other long-term debts, and $23.7 million short-term borrowings.